UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2024

General Hornos 690
(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND 2023

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.
ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.
ADR: American Depositary Receipt.
BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.
CAPEX: Capital expenditures.
CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.
Company/Telecom Argentina: Telecom Argentina S.A.
CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.
CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.
DFI: Derivate Financial Instrument.
DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.
FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.
Fintech: Fintech Telecom LLC, a Telecom Argentina shareholder.
fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.
Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.
IAS: International Accounting Standards.
IASB: International Accounting Standards Board.
ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.
IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.
INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.
La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.
LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.
LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.
Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/NYS2/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U.
NYSE: New York Stock Exchange.
OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.
PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.
PP&E: Properties, plant and equipment.
RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).
RT: Technical resolutions issued by the FACPCE.

TELECOM ARGENTINA S.A.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.
Telecom: Telecom Argentina and its consolidated subsidiaries.
Telecom USA/ Núcleo/ Personal Envíos/ Tuves Paraguay/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa and Micro Fintech Holding LLC, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.
USA: United States of America
UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the Banco Central de la República Argentina.
VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that was merged and absorbed by CVH.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		March 31,	December 31,
ASSETS	Note	2024	2023
Current Assets
Cash and cash equivalents	2	150,604	242,252
Investments	2	315,094	187,964
Trade receivables	3	208,647	201,457
Other receivables	4	51,774	51,611
Inventories	5	44,208	47,805
Total current assets		770,327	731,089
Non-Current Assets
Trade receivables	3	355	382
Other receivables	4	21,351	29,763
Deferred income tax assets	13	16,282	20,947
Investments	2	32,937	36,097
Goodwill	6	2,337,135	2,340,988
PP&E	7	3,283,930	3,444,604
Intangible assets	8	1,355,603	1,374,340
Right of use assets	9	325,633	327,036
Total non-current assets		7,373,226	7,574,157
TOTAL ASSETS		8,143,553	8,305,246
LIABILITIES
Current Liabilities
Trade payables	10	415,440	541,069
Borrowings	11	854,148	854,356
Salaries and social security payables	12	127,776	138,188
Income tax payables	13	2,929	2,368
Other taxes payables	14	61,300	59,357
Leases liabilities	15	40,178	43,570
Other liabilities	16	26,736	31,022
Provisions	17	5,228	8,097
Total current liabilities		1,533,735	1,678,027
Non-Current Liabilities
Trade payables	10	11,192	1,386
Borrowings	11	1,591,888	2,372,263
Salaries and social security payables	12	5,836	5,654
Deferred income tax liabilities	13	906,453	699,192
Other taxes payables	14	7	17
Leases liabilities	15	73,351	90,835
Other liabilities	16	10,213	13,710
Provisions	17	35,022	39,599
Total non-current liabilities		2,633,962	3,222,656
TOTAL LIABILITIES		4,167,697	4,900,683
EQUITY
Equity attributable to Controlling Company		3,885,937	3,286,979
Equity attributable to non-controlling interest		89,919	117,584
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		3,975,856	3,404,563
TOTAL LIABILITIES AND EQUITY		8,143,553	8,305,246

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended March 31,
	Note	2024	2023
Revenues	21	683,916	833,213
Employee benefit expenses and severance payments	22	(157,824)	(200,408)
Interconnection and transmission costs		(25,088)	(24,855)
Fees for services, maintenance, materials and supplies	22	(100,037)	(97,685)
Taxes and fees with the Regulatory Authority	22	(52,700)	(64,161)
Commissions and advertising		(35,507)	(48,550)
Cost of equipment and handsets	22	(23,857)	(38,663)
Programming and content costs		(37,456)	(47,770)
Bad debt expenses	3	(17,020)	(25,208)
Other operating expenses	22	(27,293)	(33,620)
Depreciation, amortization and impairment of Fixed Assets	22	(233,281)	(264,278)
Operating loss		(26,147)	(11,985)
Earnings (losses) from associates and joint ventures	2	(1,359)	1,648
Financial costs	23	797,844	34,582
Other financial results, net	23	115,520	40,567
Income before income tax		885,858	64,812
Income tax benefit (expense)	13	(210,826)	45,665
Net income for the period		675,032	110,477

Attributable to:
Controlling Company		672,260	107,669
Non-controlling interest		2,772	2,808
		675,032	110,477

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	312.14	49.99

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended March 31,
	2024	2023

Net income for the period	675,032	110,477

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(104,170)	(2,987)
DFI effects classified as hedges	698	(791)
Income Tax effects on DFI classified as hedges and others	(267)	295
Other comprehensive loss, net of tax	(103,739)	(3,483)

Total comprehensive income for the period	571,293	106,994

Attributable to:
Controlling Company	598,958	104,663
Non-controlling interest	(27,665)	2,331
	571,293	106,994

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive loss	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2023	2,154	1,301,576	3,208,341	77,354	28,363	278,680	(155,136)	(981,309)	3,760,023	76,542	3,836,565
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	107,669	107,669	2,808	110,477
Other comprehensive loss	-	-	-	-	-	-	(3,006)	-	(3,006)	(477)	(3,483)
Total Comprehensive income (loss)	-	-	-	-	-	-	(3,006)	107,669	104,663	2,331	106,994

Balances as of March 31, 2023	2,154	1,301,576	3,208,341	77,354	28,363	278,680	(158,142)	(873,640)	3,864,686	78,873	3,943,559

Balances as of January 1, 2024	2,154	1,301,576	1,914,960	77,354	28,363	432,389	(79,042)	(390,775)	3,286,979	117,584	3,404,563
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	672,260	672,260	2,772	675,032
Other comprehensive loss	-	-	-	-	-	-	(73,302)	-	(73,302)	(30,437)	(103,739)
Total Comprehensive income (loss)	-	-	-	-	-	-	(73,302)	672,260	598,958	(27,665)	571,293

Balances as of March 31, 2024	2,154	1,301,576	1,914,960	77,354	28,363	432,389	(152,344)	281,485	3,885,937	89,919	3,975,856

(1) See Note 20 to these unaudited condensed consolidated financial statements.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Three-month period ended March 31,
	Note	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		675,032	110,477
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		19,009	23,074
Depreciation of PP&E	7	177,941	205,796
Amortization of intangible assets	8	20,873	33,299
Amortization of rights of use assets	9	34,386	24,118
Disposals of Fixed Assets and consumption of materials		338	268
Earnings (losses) from associates and joint ventures	2.a	1,359	(1,648)
Financial results and others		(950,299)	(108,452)
Income tax	13	210,826	(45,665)
Income tax paid (*)		(252)	(1,133)
Net increase in assets	2.b	(120,468)	(103,848)
Net increase in liabilities	2.b	102,484	69,832
Total cash flows from operating activities		171,229	206,118
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(68,032)	(68,606)
Payments for intangible asset acquisitions		(5,991)	(3,305)
Dividends from associates	2.b	281	-
Proceeds from the sale of PP&E and intangible assets		2,566	4
Payments for investments not considered as cash and cash equivalents		(161,394)	(166,473)
Proceeds from sale of investments not considered as cash and cash equivalents		8,352	698
Total cash flows used in investing activities		(224,218)	(237,682)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	2.b	191,171	163,080
Payment of borrowings	2.b	(73,487)	(65,015)
Payment of interests and related expenses	2.b	(76,409)	(70,736)
Payments of leases liabilities	15	(13,619)	(17,594)
Total cash flows from financing activities		27,656	9,735

NET DECREASE IN CASH AND CASH EQUIVALENTS		(25,333)	(21,829)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		242,252	189,109
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(66,315)	(5,950)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		150,604	161,330

(*)	Three-month period ended March 31,
	2024	2023
Corresponding to Controlling Company	-	(1,005)
Corresponding to subsidiaries	(252)	(128)
	(252)	(1,133)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 2.b for additional information on the consolidated statements of cash flows.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS AS OF MARCH 31, 2024 AND 2023 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited condensed consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS Accounting Standards as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited condensed consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2023, which can be consulted at the Company´s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
Núcleo (a)	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay (a)	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b)	ICT Services and Audiovisual Communication Services.	Argentina	100,00%
NYSSA	Provision of internet access services.	Argentina	100.00%
Adesol (c)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Ubiquo (d)	Cybersecurity services and products	Chile	95.00%
Telecom USA	Telecommunication services	USA	100.00%
Micro Fintech Holding (e) (b)	Holding	USA	100.00%

(a)	Regarding the Merger Commitment of both companies, as of the date of issuance of these unaudited condensed consolidated financial statements, the approval of the merger from the Public Registry of Commerce is still pending.
(b)	As of March 31, 2024 is a dormant entity.
(c)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A..
(d)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023.
(e)	On October 11, 2023, Telecom Argentina established the company Micro Fintech Holding LLC in the State of Delaware, USA. Telecom Argentina is the owner of 100% of the participation in such company.

The preparation of these unaudited condensed consolidated financial statements in accordance with IFRS Accounting Standards requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of March 31, 2024 (see item 1.d).

The figures as of December 31, 2023 and for the three-month period ended on March 31, 2023, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of March 31, 2024. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

TELECOM ARGENTINA S.A.

These unaudited condensed consolidated financial statements as of March 31, 2024, were approved by resolution of the Board of Directors’ meeting held on May 8, 2024.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments".

The Executive Committee and the CEO continue to monitor this business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the three-month period ended March 31, 2024 and 2023.

Consolidated Income Statement as of March 31, 2024

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	559,149	61,935	621,084	59,745	7,242	66,987	(4,155)	683,916
Operating costs without depreciation, amortization and impairment of Fixed Assets	(371,804)	(58,286)	(430,090)	(45,390)	(5,457)	(50,847)	4,155	(476,782)
Adjusted EBITDA	187,345	3,649	190,994	14,355	1,785	16,140	-	207,134

Depreciation, amortization and impairment of Fixed Assets								(233,281)
Operating loss								(26,147)
Losses from associates and joint ventures								(1,359)
Financial cost								797,844
Other financial results, net								115,520
Income before income tax								885,858
Income tax expense								(210,826)
Net income for the period								675,032

Attributable to:
Controlling Company								672,260
Non-controlling interest								2,772
								675,032

TELECOM ARGENTINA S.A.

Consolidated Income Statement as of March 31, 2023

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	188,104	594,368	782,472	13,126	41,451	54,577	(3,836)	833,213
Operating costs without depreciation, amortization and impairment of Fixed Assets	(130,435)	(416,014)	(546,449)	(9,219)	(29,088)	(38,307)	3,836	(580,920)
Adjusted EBITDA	57,669	178,354	236,023	3,907	12,363	16,270	-	252,293

Depreciation, amortization and impairment of Fixed Assets								(264,278)
Operating loss								(11,985)
Earnings from associates and joint ventures								1,648
Financial cost								34,582
Other financial results, net								40,567
Income before income tax								64,812
Income tax benefit								45,665
Net income for the period								110,477

Attributable to:
Controlling Company								107,669
Non-controlling interest								2,808
								110,477

Additional information per geographical area is disclosed below:

	As of March 31,		As of December 31,
	2024	2023	2023
Revenues from customers located in Argentina	619,569	779,675	n/a
Revenues from foreign customers	64,347	53,538	n/a

CAPEX corresponding to the segment “ICT Services in Argentina”	94,063	89,453	n/a
CAPEX corresponding to the segment “Other segments”	10,605	8,964	n/a

Fixed Assets corresponding to the segment “ICT Services in Argentina”	7,004,080	n/a	7,091,335
Fixed Assets corresponding to the segment “Other segments”	298,221	n/a	395,633

Borrowings corresponding to the segment “ICT Services in Argentina”	2,405,516	n/a	3,142,343
Borrowings corresponding to the segment “Other segments”	40,520	n/a	84,276

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three-month period ended March 31, 2024 and 2023, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of March 31, 2024.

The table below shows the evolution of the indexes as of March 31, 2024 and 2023 and December 31, 2023 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of March 31, 2023	As of December 31, 2023	As of March 31, 2024

National Consumer Price Index (National CPI) (December 2016=100)	1,381.16	3,533.19	5,357.09

Variation in prices
Annual	104.3%	211.4%	287.9%
Accumulated 3 months	21.7%	n/a	51.6%

Banco Nación US$/$ exchange rate	209.01	808.45	858

Variation in the exchange rate
Annual	88.3%	356.3%	310.5%
Accumulated 3 months	18.0%	n/a	6.1%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2023.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	March 31,	December 31,
Cash and cash equivalents	2024	2023
Cash and Banks (1)	73,831	137,926
Time deposits	57,016	53,899
Mutual funds	4,400	21,085
Government bonds at fair value	15,357	29,342
Total cash and cash equivalents	150,604	242,252

(1)	As of March 31, 2024 includes restricted funds for $10,193 million corresponding to the funds to be paid to clients.

Investments
Current
Government bonds at fair value	301,688	168,815
Time deposits	12,853	18,361
Mutual funds	553	788
	315,094	187,964
Non- current
Investments in associates and joint ventures(a)	32,936	36,096
2003 Telecommunications Fund	1	1
	32,937	36,097
Total investments	348,031	224,061

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 03.31.2024	Valuation as of 12.31.2023
Ver TV. (1)	Associate	Cable television station	Argentina	49.00	14,895	15,909
TSMA (1) (2) (3)	Associate	Cable television station	Argentina	50.10	5,770	5,783
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	3,474	3,409
OPH (1)(4)	Joint venture	Holding	USA	50.00	8,797	10,995
Total					32,936	36,096

(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS Accounting Standards.
(4)	As of March 31, 2024, includes $(1,520) million of currency translation adjustments.

TELECOM ARGENTINA S.A.

Earnings information:

	Three-months period ended March 31,
	2024	2023
	Profit (loss)
Ver TV	(733)	1,125
TSMA	(13)	217
La Capital Cable	65	306
OPH	(678)	-
Total	(1,359)	1,648

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	March 31,
Net (increase) decrease in assets	2024	2023
Trade receivables	(85,087)	(62,036)
Other receivables	(23,965)	(36,646)
Inventories	(11,416)	(5,166)
	(120,468)	(103,848)
Net increase (decrease) in liabilities
Trade payables	46,413	58,114
Salaries and social security payables	15,282	(66)
Other taxes payables	23,681	14,270
Other liabilities and provisions	17,108	(2,486)
	102,484	69,832

Main Financing activities components

The following table presents the main financing activities components:

	March 31,
	2024	2023
Bank overdrafts	191,171	109,631
Notes	-	49,473
Bank and other financial entities loans	-	3,976
Total borrowings proceeds	191,171	163,080
Notes	(19,263)	(9,449)
Bank and other financial entities loans	(50,829)	(48,336)
Loans for purchase of equipment	(3,395)	(7,230)
Total payment of borrowings	(73,487)	(65,015)
Bank overdrafts	(22,603)	(8,735)
Notes	(30,357)	(17,546)
Bank and other financial entities loans	(22,235)	(27,590)
By DFI and loans for purchase of equipment	(1,214)	(16,865)
Total payment of interest and related expenses	(76,409)	(70,736)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	March 31,
	2024	2023
PP&E and intangible assets acquisition financed with accounts payable	48,710	94,939
Right of use assets acquisition through leases	40,804	35,506
Trade payables cancelled with borrowings	-	2,510
Trade payables cancelled with government bonds	1,456	-
Dividends distribution from associates uncollected	-	504

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Three-month period ended March 31	Paying Company	Distributed amount			Dividends collected
		Distribution month	Currency of the transaction date	Current currency as of March 31, 2024	Collection month	Current currency as of March 31, 2024
2024	Ver TV	March, 2024	281	281	March, 2024	281
				281		281

TELECOM ARGENTINA S.A.

NOTE 3 – TRADE RECEIVABLES

	March 31,	December 31,
Current Trade receivables	2024	2023
Ordinary receivables	256,157	253,593
Companies under section 33 - Law No. 19,550 and related parties (Note 24.b)	1,541	1,051
Contractual asset IFRS 15	48	67
Allowance for doubtful accounts	(49,099)	(53,254)
	208,647	201,457
Non-current Trade receivables
Ordinary receivables	338	356
Contractual asset IFRS 15	17	26
	355	382
Total trade receivables, net	209,002	201,839

Movements in the allowance for doubtful accounts are as follows:

	March 31,
	2024	2023
At the beginning of the year	(53,254)	(72,656)
Increases	(17,020)	(25,208)
Uses	1,907	10,728
RECPAM and currency translation adjustments	19,268	13,979
At the end of the period	(49,099)	(73,157)

NOTE 4 – OTHER RECEIVABLES

	March 31,	December 31,
Current Other Receivables	2024	2023
Prepaid expenses	17,713	14,255
Other tax credits	10,817	8,750
Companies under section 33 - Law No. 19,550 and related parties (Note 24.b)	322	328
DFI	1,831	2,349
Indemnification assets	48	68
Guarantee deposits	2,903	3,665
Call option	4,277	6,115
Other	15,887	18,740
Allowance for other receivables	(2,024)	(2,659)
	51,774	51,611
Non-Current Other Receivables
Prepaid expenses	2,297	3,070
Income tax credits	12,687	15,499
Other tax credits	102	83
DFI	271	663
Guarantee deposits	5,454	7,235
Other	540	3,213
	21,351	29,763
Total other receivables, net	73,125	81,374

Movements in the allowance for current other receivables are as follows:

	March 31,
	2024	2023
At the beginning of the year	(2,659)	(3,537)
Increases	(270)	(66)
RECPAM and currency translation adjustments	905	632
At the end of the period	(2,024)	(2,971)

NOTE 5 – INVENTORIES

	March 31,	December 31,
	2024	2023
Mobile handsets and others	47,147	49,878
Allowance for obsolescence of inventories	(2,939)	(2,073)
Total inventories	44,208	47,805

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2024	2023
At the beginning of the year	(2,073)	(2,312)
Increases	(895)	(116)
Uses	29	78
At the end of the period	(2,939)	(2,350)

TELECOM ARGENTINA S.A.

NOTE 6 – GOODWILL

	March 31,	December 31,
	2024	2023
Argentina	2,328,158	2,328,158
Abroad	8,977	12,830
Total goodwill	2,337,135	2,340,988

Movements in Goodwill are as follows:

	March 31,
	2024	2023
At the beginning of the year	2,340,988	2,336,054
Increases	-	29
Currency translation adjustments	(3,853)	(49)
At the end of the period	2,337,135	2,336,034

NOTE 7 – PP&E

	March 31,	December 31,
	2024	2023
PP&E	3,321,601	3,481,709
Allowance for obsolescence and impairment of materials	(33,831)	(33,346)
Impairment allowance of PP&E	(3,840)	(3,759)
	3,283,930	3,444,604

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	March 31,
	2024	2023
At the beginning of the year	3,481,709	3,789,784
CAPEX	98,191	94,403
Currency translation adjustments	(80,204)	(1,986)
Net carrying value of decreases and consumption of materials	(154)	(198)
Depreciation of the period	(177,941)	(205,796)
At the end of the period	3,321,601	3,676,207

Movements in the allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2024	2023
At the beginning of the year	(33,346)	(42,867)
(Increases)/Decreases	(743)	3,293
Currency translation adjustments	258	12
At the end of the period	(33,831)	(39,562)

Movements in the impairment allowance of PP&E are as follows:

	March 31,
	2024	2023
At the beginning of the year	(3,759)	(3,642)
Increases	(81)	(977)
At the end of the period	(3,840)	(4,619)

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2024	2023
Intangible assets	1,407,030	1,425,767
Impairment allowance	(51,427)	(51,427)
	1,355,603	1,374,340

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	March 31,
	2024	2023
At the beginning of the year	1,425,767	1,254,419
CAPEX	6,477	4,014
Currency translation adjustments	(4,341)	(159)
Amortization of the period	(20,873)	(33,299)
At the end of the period	1,407,030	1,224,975

TELECOM ARGENTINA S.A.

Movements in Impairment allowance of intangible assets are as follows:

	March 31,
	2024	2023
At the beginning of the year	(51,427)	(51,315)
Increases	-	-
At the end of the period	(51,427)	(51,315)

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2024	2023
Leases rights of use
Sites	205,424	208,734
Real estate and others	31,941	32,138
Poles	27,267	22,191
Indefeasible right of use	6,337	6,828
Asset retirement obligations	54,664	57,145
	325,633	327,036

Movements in right of use assets are as follows:

	March 31,
	2024	2023
At the beginning of the year	327,036	297,143
Increase	40,804	35,506
Net carrying value of decreases	(184)	(70)
Currency translation adjustments	(7,637)	(93)
Amortization of the period	(34,386)	(24,118)
At the end of the period	325,633	308,368

NOTE 10 – TRADE PAYABLES

	March 31,	December 31,
	2024	2023
Current
Suppliers	407,528	532,484
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.b)	7,912	8,585
	415,440	541,069
Non-current
Suppliers	11,192	1,386
	11,192	1,386
Total trade payables	426,632	542,455

NOTE 11 – BORROWINGS

	March 31,	December 31,
Current	2024	2023
Bank overdrafts – principal	190,603	35,652
Bank and other financial entities loans – principal	213,479	310,443
Notes – principal	298,092	286,531
Loans for purchase of equipment	15,366	23,626
Remeasurement, interest and related expenses	136,608	198,104
	854,148	854,356
Non-current
Notes – principal	1,049,918	1,514,903
Bank and other financial entities loans – principal	397,014	606,002
Loans for purchase of equipment	8,903	16,261
Remeasurement, interest and related expenses	136,053	235,097
	1,591,888	2,372,263
Total borrowings	2,446,036	3,226,619

Movements in Borrowings are as follows:

	Balances at the beginning of the year	Net Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of March 31, 2024
Bank overdrafts	35,652	191,171	-	(36,220)	190,603
Bank and other financial entities loans – principal	916,445	(50,829)	-	(255,123)	610,493
Notes – principal	1,801,434	(19,263)	-	(434,161)	1,348,010
Loans for purchase of equipment	39,887	(3,395)	-	(12,223)	24,269
Remeasurement, interest and related expenses	433,201	(76,409)	56,538	(140,669)	272,661
Total as of March 31, 2024	3,226,619	41,275	56,538	(878,396)	2,446,036

Total as of March 31, 2023	2,215,334	26,031	12,059	(*) (43,074)	2,210,350

(*) Includes $2,510 million of loans that do not represent cash movement.

TELECOM ARGENTINA S.A.

In relation to the situation described in Note 13.c) in the consolidated financial statements as of December 31, 2023, the Company has complied with: a) the EBITDA/ Net Interest ratio and b) the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force on the date of issuance of these unaudited condensed consolidated financial statements.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
	2024	2023
Current
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	119,540	132,006
Termination benefits	8,236	6,182
	127,776	138,188
Non-current
Termination benefits	5,836	5,654
	5,836	5,654
Total salaries and social security payables	133,612	143,842

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	March 31,	December 31,
	2024	2023
Núcleo	2,218	1,913
NYSSA	258	224
Adesol	354	158
Pem	36	58
Opalker	13	15
Telecom USA	50	-
	(*) 2,929	2,368

(*) Includes $(925) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits.

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2024	2023
Tax carryforward	(167,621)	(749,569)
Allowance for doubtful accounts	(21,098)	(25,447)
Legal Claims and contingent liabilities	(8,956)	(11,093)
PP&E, intangible assets and right of use assets	929,152	943,905
Cash dividends from foreign companies	15,464	20,669
Income tax inflation adjustment effect	147,179	501,365
Other deferred tax liabilities (assets), net	(3,061)	(239)
Total deferred tax liabilities, net	891,059	679,591
Actions for recourse tax receivable	(888)	(1,346)
Total deferred tax liability, net	(*) 890,171	678,245

Net deferred tax assets	(16,282)	(20,947)
Net deferred tax liabilities	906,453	699,192

(*) Includes $2,571 million of currency translation adjustments on foreign subsidiaries’ initial balances.

As of March 31, 2024, Telecom and some subsidiaries have cumulative tax loss carryforwards of $479,244 million (including $296 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of $167,621 million.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 03.31.2024	Tax loss carryforward expiration year
Telecom	2023	450,562	2028
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	17,505	2028
Micro Sistemas	2024	7,102	2029
Interradios	2023	1	2028
Pem	2024	63	2029
Ubiquo	2022	5	No deadline
Ubiquo	2023	46	No deadline
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	37	2027
AVC Continente Audiovisual	2023	135	2028
AVC Continente Audiovisual	2024	33	2029
Cable Imagen	2021	6	2026
Cable Imagen	2022	16	2027
Cable Imagen	2023	51	2028
Cable Imagen	2024	15	2029
		479,244

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Three-month period ended March 31,
	2024	2023
	Profit (loss)
Income before income tax	885,858	64,812
Non-taxable items – Earnings (losses) from associates and joint ventures	1,359	(1,648)
Non-taxable items – Other	320	(1,695)
Restatement in current currency of Equity, goodwill and other	447,470	427,734
Subtotal	1,335,007	489,203
Effective income tax rate	34.83%	34.74%
Income tax expense at statutory tax rate of each companies	(464,927)	(169,949)
Deferred tax liability restatement in current currency and other	638,688	348,948
Income tax inflation adjustment	(382,755)	(130,080)
Income tax on cash dividends of foreign companies	(1,832)	(3,254)
Income tax benefit (expense)	(210,826)	45,665

Current tax	(1,738)	(310)
Deferred tax	(209,088)	45,975
Income tax benefit (expense)	(210,826)	45,665

NOTE 14 –OTHER TAXES PAYABLES

	March 31,	December 31,
	2024	2023
Current
Other national taxes	54,352	50,329
Provincial taxes	4,623	6,311
Municipal taxes	2,325	2,717
	61,300	59,357
Non- current
Provincial taxes	7	17
	7	17
Total other taxes payables	61,307	59,374

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2024	2023
Current
Argentina	38,295	40,909
Abroad	1,883	2,661
	40,178	43,570
Non- current
Argentina	56,632	68,732
Abroad	16,719	22,103
	73,351	90,835
Total leases liabilities	113,529	134,405

TELECOM ARGENTINA S.A.

Movements in Leases liabilities are as follows:

	March 31,
	2024	2023
At the beginning of the year	134,405	136,445
Increases (*)	36,696	35,505
Financial results, net (**)	4,538	8,902
Payments	(13,619)	(17,594)
Decreases (included RECPAM and currency translation adjustments)	(48,491)	(24,943)
At the end of the period	113,529	138,315

(*) Included in Rights of use assets acquisitions.

(**) Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2024	2023
Deferred revenues on prepaid credit	9,912	12,063
Deferred revenues on connection fees and international capacity leases	2,179	2,614
Debt for acquisition of NYSSA	600	860
Companies under section 33 - Law No. 19,550 and related parties (Note 24.b)	2,559	3,575
Funds to be paid to clients	10,193	10,946
Other	1,293	964
	26,736	31,022
Non-current
Deferred revenues on connection fees and international capacity leases	1,661	2,314
Pension benefits	2,936	3,410
Companies under section 33 - Law No. 19,550 and related parties (Note 24.b)	4,485	6,267
Debt for acquisition of NYSSA	1,043	1,556
Other	88	163
	10,213	13,710
Total other liabilities	36,949	44,732

NOTE 17 – PROVISIONS

The evolution of provisions as of March 31, 2024 and 2023 is as follows:

	Balances as of December 31, 2023	Additions		Reclassifica-tions	Payments	RECPAM, currency translation adjustments	Balances as of March 31, 2024
		Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	8,097	97	-	1,376	(1,772)	(2,570)	5,228
Total current provisions	8,097	97	-	1,376	(1,772)	(2,570)	5,228
Non- Current
Legal Claims and contingent liabilities	19,418	1,749	1,460	(1,376)	(5)	(3,516)	17,730
Asset retirement obligations	20,181	4,108	-	-	-	(6,997)	17,292
Total non-current provisions	39,599	5,857	1,460	(1,376)	(5)	(10,513)	35,022

Total provisions	47,696	5,954	1,460	-	(1,777)	(13,083)	40,250

	Balances as of December 31, 2022	Additions		Reclassifica-tions	Payments	RECPAM, currency translation adjustments	Balances as of March 31, 2023
		Capital (iii)	Financial result (ii)
Current
Legal Claims and contingent liabilities	12,435	1,098	-	3,091	(1,792)	(2,156)	12,676
Total current provisions	12,435	1,098	-	3,091	(1,792)	(2,156)	12,676
Non- Current
Legal Claims and contingent liabilities	30,723	4,177	1,458	(3,091)	-	(3,664)	29,603
Asset retirement obligations	24,304	-	-	-	-	(4,325)	19,979
Total non-current provisions	55,027	4,177	1,458	(3,091)	-	(7,989)	49,582

Total provisions	67,462	5,275	1,458	-	(1,792)	(10,145)	62,258

(i)	$1,846 million charged to Other operating expenses and $4,108 million to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net.
(iii)	Charged to Other operating expenses.

TELECOM ARGENTINA S.A.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2024, and December 31, 2023 are the following:

	03.31.2024	12.31.2023
	In equivalent millions of Argentine pesos
Assets	189,971	271,373
Liabilities	(2,341,538)	(3,414,888)
Net Liabilities	(2,151,567)	(3,143,515)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of March 31, 2024 and December 31, 2023:

	As of March 31, 2024
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	212,151	29,578	(429,781)	(22,644)
Offsetting	(3,149)	(2,472)	3,149	2,472
Current and non-current assets (liabilities) – Book value	209,002	27,106	(426,632)	(20,172)

	As of December 31, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	212,880	37,122	(553,496)	(25,489)
Offsetting	(11,041)	(1,322)	11,041	1,322
Current and non-current assets (liabilities) – Book value	201,839	35,800	(542,455)	(24,167)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of March 31, 2024 and December 31, 2023, and the level of hierarchy are listed below:

March 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	4,953	-	4,953
Government bonds (1)	317,045	-	317,045
Other receivables: DFI	-	1,831	1,831
Other receivables: Indemnification assets	-	10	10
Non-current Assets
Other receivables: DFI	-	271	271
Total assets	321,998	2,112	324,110
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	600	600
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,043	1,043
Total Liabilities	-	1,643	1,643

(1)	Mutual Funds are included in “Cash and cash equivalents” and “Investments”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

TELECOM ARGENTINA S.A.

December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	21,873	-	21,873
Government bonds (1)	198,157	-	198,157
Other receivables: DFI	-	2,349	2,349
Other receivables: Indemnification assets	-	15	15
Non-current Assets
Other receivables: DFI	-	663	663
Total assets	220,030	3,027	223,057
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	860	860
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,556	1,556
Total liabilities	-	2,416	2,416

(1)	Mutual Funds are included in “Cash and cash equivalents” and “Investments”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

In relation to the fair values set forth above, as of March 31, 2024, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2023.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of March 31, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	1,450,479	1,374,040
Other borrowings	995,557	1,001,432
	2,446,036	2,375,472

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $555,780 million as of March 31, 2024 (of which $166,041 million corresponds to Fixed Assets commitments). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE 20 – EQUITY

a)	Capital Stock

As of March 31, 2024 and December 31, 2023, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited condensed consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

TELECOM ARGENTINA S.A.

b)	Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 21 – REVENUES

	Three-month period ended March 31,
	2024	2023
Mobile Services	278,328	339,812
Internet Services	168,535	182,364
Cable Television Services	101,424	154,795
Fixed and Data Services	95,749	95,032
Other services revenues	7,836	6,769
Subtotal Services revenues	651,872	778,772
Equipment revenues	32,044	54,441
Total Revenues	683,916	833,213

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $710,063 million and $845,198 million for the three-month period ended March 31, 2024 and 2023, respectively. The main components of the operating expenses are the following:

	Three-month period ended March 31,
	2024	2023
	Profit (loss)
Employee benefit expenses and severance payments
Salaries, social security expenses and benefits	(141,159)	(187,705)
Severance indemnities	(13,484)	(10,085)
Other employee expenses	(3,181)	(2,618)
	(157,824)	(200,408)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(53,495)	(46,924)
Fees for services	(45,757)	(49,919)
Directors and Supervisory Committee’s members’ fees	(785)	(842)
	(100,037)	(97,685)
Taxes and fees with the Regulatory Authority
Turnover tax	(27,284)	(30,820)
Regulatory Entity Fees	(13,687)	(16,453)
Municipal taxes	(6,315)	(8,591)
Other taxes and fees	(5,414)	(8,297)
	(52,700)	(64,161)
Cost of equipment
Inventory balance at the beginning of the year	(49,878)	(32,756)
Plus:
Purchases	(23,501)	(46,149)
Other	2,375	4,275
Less:
Inventory balance at the end of the period	47,147	35,967
	(23,857)	(38,663)
Other operating expenses
Legal Claims and contingent liabilities	(1,846)	(5,275)
Rental and internet capacity	(4,862)	(4,837)
Energy, water and other services	(14,025)	(16,543)
Postage, freight and travel expenses	(4,138)	(5,508)
Other	(2,422)	(1,457)
	(27,293)	(33,620)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(177,941)	(205,796)
Amortization of intangible assets	(20,873)	(33,299)
Amortization of rights of use assets	(34,386)	(24,118)
Impairment of Fixed Assets	(81)	(1,065)
	(233,281)	(264,278)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 03.31.2024	Total 03.31.2023
Employee benefit expenses and severance payments	(83,022)	(35,354)	(39,448)	-	(157,824)	(200,408)
Interconnection costs and transmission costs	(25,088)	-	-	-	(25,088)	(24,855)
Fees for services, maintenance, materials and supplies	(36,373)	(19,608)	(44,056)	-	(100,037)	(97,685)
Taxes and fees with the Regulatory Authority	(52,094)	(365)	(241)	-	(52,700)	(64,161)
Commissions and advertising	-	-	(35,507)	-	(35,507)	(48,550)
Cost of equipment and handsets	(23,857)	-	-	-	(23,857)	(38,663)
Programming and content costs	(37,456)	-	-	-	(37,456)	(47,770)
Bad debt expenses	-	-	(17,020)	-	(17,020)	(25,208)
Other operating expenses	(17,795)	(4,891)	(4,607)	-	(27,293)	(33,620)
Depreciation, amortization and impairment of Fixed Assets	(184,044)	(32,396)	(16,760)	(81)	(233,281)	(264,278)
Total as of 03.31.2024	(459,729)	(92,614)	(157,639)	(81)	(710,063)
Total as of 03.31.2023	(552,320)	(102,657)	(189,156)	(1,065)		(845,198)

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended March 31,
	2024	2023
	Profit (loss)
Interests on borrowings (*)	(26,368)	(26,833)
Remeasurement in borrowings (**)	(29,511)	10,981
Foreign currency exchange gains on borrowings (***)	853,723	51,644
Borrowings renegotiation results	-	(1,210)
Total financial cost	797,844	34,582
Fair value gains/(losses) on financial assets at fair value through profit or loss	(23,767)	(11,047)
Other foreign currency exchange gains (losses)	97,655	(3,157)
Other interests, net	5,536	4,976
Other taxes and bank expenses	(15,621)	(8,064)
Financial expenses on pension benefits	(714)	(1,043)
Financial discounts on assets, debts and others	(269)	(3,227)
RECPAM	52,700	62,129
Total other financial results, net	115,520	40,567
Total financial results, net	913,364	75,149

(*) Includes $659 million and $217 million corresponding to net income and losses generated by DFI in the three-month period ended March 31, 2024 and 2023, respectively.

(**) Related to Notes issued in UVA.

(***) Includes $(1,916) million corresponding to net losses generated by DFI in the three-month period ended March 31, 2023.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of the Company. Additionally, both VLG (company subsequently absorbed by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates and joint ventures

CURRENT ASSETS		March 31,	December 31,
Trade receivables		2024	2023
Ver TV	Associate	15	15
OPH	Joint venture	23	41
		38	56
Other receivables
La Capital Cable	Associate	317	318
Ver TV	Associate	2	3
		319	321

TELECOM ARGENTINA S.A.

CURRENT LIABILITIES		March 31,	December 31,
Trade payables		2024	2023
La Capital Cable	Associate	5	5
TSMA	Associate	-	2
OPH	Joint venture	997	1,624
		1,002	1,631
Other liabilities
OPH	Joint venture	2,559	3,575
		2,559	3,575
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	4,485	6,267
		4,485	6,267

•	Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2024	2023
Other related parties	1,503	995
	1,503	995
Other receivables
Other related parties	3	7
	3	7
CURRENT LIABILITIES
Trade payables
Other related parties	6,910	6,954
	6,910	6,954

c)	Transactions with companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates and joint ventures

	Transaction	Kind of related party	Three-month period ended March 31,
			2024	2023
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	23	-
Ver TV	Services revenues and other revenues	Associate	17	12
OPH	Services revenues and other revenues	Joint venture	66	-
			106	12

			Operating costs
La Capital Cable	Fees for services	Associate	(181)	(877)
			(181)	(877)

•	Related parties

	Transaction	Three-month period ended March 31,
		2024	2023
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	1,068	655
		1,068	655

		Operating costs
Other related parties	Programming costs	(5,777)	(7,067)
Other related parties	Editing and distribution of magazines	(832)	(1,253)
Other related parties	Advisory services	(836)	(1,152)
Other related parties	Advertising purchases	(137)	(427)
Other related parties	Other purchases and commissions	(756)	(322)
		(8,338)	(10,221)

The transactions discussed above were made by Telecom Argentina under the same conditions than would have been obtained from unaffiliated third parties. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

NOTE 25 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2024

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c).i) in the consolidated financial statements as of December 31, 2023, on February 20, 2024 the precautionary measure, which suspended the application of the Decree No. 690/20, was extended for an additional period of six months, remaining in force until August 20, 2024. Consequently, the precautionary measure is fully in force as of the issuance date of these unaudited condensed consolidated financial statements.

Finally, through Decree No. 302/24 published in the Official Gazette on April 9, 2024, the PEN derogated the aforementioned Decree No. 690/20. As of the date of issuance of these unaudited condensed consolidated financial statements, the Company is analyzing the effects of the derogation of the Decree.

NOTE 26 – SUBSEQUENT EVENTS TO MARCH 31, 2024

1)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2024 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2023 for $257,730 million ($390,775 million in current currency as of March 31, 2024): (i) absorb the amount of $257,730 million ($390,775 million in current currency as of March 31, 2024) from the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”;

(ii)	to reclassify the amount of $84.257 million ($127,752 million in current currency as of March 31, 2024) from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;

(iii)	to delegate on the Board of Directors the power to reverse between October 1, 2024 and December 31, 2024 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in kind or any combination of both options, for up to the maximum amount of distribution of US$ 100 million, once the conditions detailed in Note 13.c) to the consolidated financial statements as of December 31, 2023 are met or waived.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2024

(In millions of Argentine pesos in current currency or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances, restated to current currency as of March 31, 2024.

The table below shows the evolution of the National CPI with the characteristics identified in Note 1.d) to the unaudited condensed consolidated financial statements, for the last year and as of March 31, 2024 and 2023 according to official statistics (INDEC) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects:

	As of March 31, 2023	As of December 31, 2023	As of March 31, 2024

National CPI (December 2016=100)	1,381.16	3,533.19	5,357.09

Variation in prices
Annual	104.3%	211.4%	287.9%
Accumulated 3 months	21.7%	n/a	51.6%

Banco Nación US$/$ exchange rate	209.01	808.45	858

Variation in the exchange rate
Annual	88.3%	356.3%	310.5%
Accumulated 3 months	18.0%	n/a	6.1%

2.	Telecom’s activities for the three-month period ended March 31, 2024 (“3M24”) and 2023 (“3M23”)

	3M24	3M23	Variation
			$	%
Revenues	683,916	833,213	(149,297)	(17.9)
Employee benefit expenses and severance payments	(157,824)	(200,408)	42,584	(21.2)
Interconnection and transmission costs	(25,088)	(24,855)	(233)	0.9
Fees for services, maintenance, materials and supplies	(100,037)	(97,685)	(2,352)	2.4
Taxes and fees with the Regulatory Authority	(52,700)	(64,161)	11,461	(17.9)
Commissions and advertising	(35,507)	(48,550)	13,043	(26.9)
Cost of equipment and handsets	(23,857)	(38,663)	14,806	(38.3)
Programming and content costs	(37,456)	(47,770)	10,314	(21.6)
Bad debt expenses	(17,020)	(25,208)	8,188	(32.5)
Other operating expenses	(27,293)	(33,620)	6,327	(18.8)
Depreciation, amortization and impairment of Fixed Assets	(233,281)	(264,278)	30,997	(11.7)
Operating loss	(26,147)	(11,985)	(14,162)	118.2
Earnings (losses) from associates and joint ventures	(1,359)	1,648	(3,007)	n/a
Financial costs	797,844	34,582	763,262	n/a
Other financial results, net	115,520	40,567	74,953	184.8
Income before income tax	885,858	64,812	821,046	n/a
Income tax benefit (expense)	(210,826)	45,665	(256,491)	n/a
Net income for the period	675,032	110,477	564,555	n/a

Net income attributable to:
Controlling Company	672,260	107,669	564,591	n/a
Non-controlling interest	2,772	2,808	(36)	(1.3)
	675,032	110,477	564,555	n/a

Earnings per share for income attributable to the Controlling Company - Basic and diluted	312.14	49.99

Adjusted EBITDA(1)	207,134	252,293	(45,159)	(17.9)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax benefit (expense), financial results, earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 3M24, net income amounted to $675,032 million (compared to an income of $110,477 million in 3M23), representing 98.7% of revenues (compared to 13.3% in 3M23). The increase in 3M24 compared to 3M23 was mainly due to a higher financial results, net gains for $838,215 million which were partially offset by a decrease in income tax benefit (expense) of $256,491 million.

In 3M24, Adjusted EBITDA totaled $207,134 million, representing 30.3% of revenues in both periods. The decrease of $45,159 million in 3M24 compared to 3M23 was mainly due to a decrease in revenues of $149,297 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of $104,138 million.

I

•	Revenues

			Variation
	3M24	3M23	$	%
Mobile Services	278,328	339,812	(61,484)	(18.1)
Internet Services	168,535	182,364	(13,829)	(7.6)
Cable Television Services	101,424	154,795	(53,371)	(34.5)
Fixed and Data Services	95,749	95,032	717	0.8
Other services revenues	7,836	6,769	1,067	15.8
Subtotal Services revenues	651,872	778,772	(126,900)	(16.3)
Equipment revenues	32,044	54,441	(22,397)	(41.1)
Total Revenues	683,916	833,213	(149,297)	(17.9)

During 3M24 revenues decreased 17.9% or $149,297 million compared to 3M23, amounting to $683,916 million.

Albeit the greater demand for services, revenues decreased mainly due to the fact that, as a consequence of the 287.9% annual inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 3M24 to the same extent as the increase in inflation.

Revenues include $68,571 million and $632,905 million in 3M24 and 3M23, respectively, related to the effect generated by the restatement in current currency as of March 31, 2024.

Mobile Services

Mobile services revenues in 3M24 amounted to $278,328 million (a decrease of $61,484 million or 18.1% as compared to 3M23), being the principal contributor to our total services revenues for 3M24 (42.7% of services revenues in 3M24 as compared to 43.6% in 3M23). Mobile internet services revenues remained stable in 3M24 and 3M23 and accounted for 92% of total mobile service revenues in both quarters.

The effect generated by the restatement in current currency as of March 31, 2024 included in Mobile services revenues amounted to $28,053 million and $258,294 million in 3M24 and 3M23, respectively.

Mobile services revenues in Argentina amounted to $248,513 million (a decrease of $66,084 million or 21% as compared to 3M23). This decrease was mainly due to 23.6% decrease in the ARPU, partially offset by a 3.3% increase in the number of customers.

The ARPU amounted to $3,872.0 as of March 31, 2024 (compared to $5,071.0 as of March 31, 2023). This decrease was mainly explained by the fact that, as a consequence of the annual 287.9% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 3M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of March 31, 2024 included in ARPU amounted to $381.7 and $3,844.2 as of March 31, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Our mobile customers in Argentina amounted to 21.2 million and 20.5 million as of March 31, 2024 and 2023, respectively. Out of the total mobile customers as of March 31, 2024, 61% were prepaid customers and 39% were postpaid customers, whereas as of March 31, 2023, 58% were prepaid customers and 42% were postpaid customers. During 2023 and 2024, we observed a change in customer behavior, resulting in an increase in prepaid services customers of 8.7% and a decrease in the postpaid services customers of 4.2%. Additionally, the average churn rate per month amounted to 1.5% in 3M24 (compared to a 1.7% average in 3M23).

Mobile services revenues generated in Paraguay amounted to $29,815 million in 3M24 (a $4,600 million or 18.2% increase compared to 3M23). The increase was mainly due to the appreciation of the Guaraní against the Argentine Peso.

Núcleo’s ARPU amounted to $4,251.3 as of March 31, 2024 (compared to $3,464.8 as of March 31, 2023), representing a 22.7% increase.

Núcleo’s customer base remained stable amounting to 2.4 million customers as of March 31, 2024. Out of the total mobile customers as of March 31, 2024, 75% were prepaid customers and 25% were postpaid customers, whereas as of March 31, 2023, 79% were prepaid customers, and 21% were postpaid customers. The average churn rate per month amounted to 2.6% in 3M24 and 3M23, respectively.

II

Internet Services

Internet services revenues amounted to $168,535 million in 3M24, decreasing $13,829 million or 7.6% as compared to 3M23. The effect generated by the restatement in current currency as of March 31, 2024 included in internet services revenues amounted to $16,558 million and $138,526 million in 3M24 and 3M23, respectively.

The decrease in internet services revenues in Argentina in 3M24 was mainly due to the decrease in the Broadband Internet access ARPU of 9.8%.

The ARPU reached $12,733.2 in 3M24 as compared to $14,122.3 in 3M23. This decrease in ARPU is mainly explained by the fact that, as a consequence of the [annual] 287.9% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 3M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of March 31, 2024 included in ARPU amounted to $1,184.7 and $10,711.2 as of March 31, 2024 and 2023, respectively).

The customer base remained stable amounting to 4.1 million customers in both 3M24 and 3M23, which was a product of the Company's efforts to maintain the customer base, considering the intense competition. The churn rate per month amounted to 1.5% and 1.7% in 3M24 and 3M23, respectively.

Cable Television Services

Cable television service revenues amounted to $101,424 million in 3M24, decreasing $53,371 million or 34.5% as compared to revenues in 3M23. The effect generated by the restatement in current currency as of March 31, 2024, included in cable television services revenues, amounted to $10,167 million and $117,526 million in 3M24 and 3M23, respectively.

The decrease in Cable television service revenues in 3M24 was mainly due to the decrease in ARPU, a 37.5% decrease compared to 3M23, and a 1.5% decrease in the customer base compared to 3M23.

The ARPU amounted to $9,041.0 as of March 31, 2024 compared to an ARPU of $14,460.9 as of March 31, 2023. The decreased is mainly explained since annual inflation as of March 31, 2024 amounted to 287.9%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 3M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of March 31, 2024 included in ARPU amounts to $894.0 and $10,971.7 as of March 31, 2024 and 2023, respectively).

In 3M24, the customer base in Argentina amounted to 3.1 million customers, decreasing a 1.5% compared to 3M23. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends. Our Flow digital platform’s customer base reached 1.5 million and our Premium Package’s customer base amounted to 1.2 million in 3M24, a 7.8% decrease compared to 3M23. The average churn rate per month amounted to 1.8% in both 3M24 and 3M23.

Fixed and Data Services

Revenues generated by fixed and data services amounted to $95,749 million in 3M24, increasing $717 million or 0.8% as compared to 3M23. The effect generated by the restatement in current currency as of March 31 2024 included in fixed and data services revenues amounted to $9,851 million and $72,201 million in 3M24 and 3M23, respectively.

The increase in fixed and data services in Argentina in 3M24 was mainly due to the appreciation of data service subscriptions that are denominated in dollars, partially offset by a decrease in ARPU, decreasing 6.4% as compared to 3M23, and a decrease in the customer base of 4.5% compared to 3M23.

The ARPU of fixed telephony services amounted to $5,875.6 as of March 31, 2024 compared to an ARPU of $6,276.9 as of March 31, 2023. The decreased is mainly explained since annual inflation as of March 31, 2024 amounted to 287.9%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 3M24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of March 31, 2024 included in ARPU amounts to $640.7 and $4,771.7 as of March 31, 2024 and 2023, respectively).

The customer base of fixed telephony services amounted to 2.8 million in 3M24, decreasing a 4.5% compared to 3M23. The customer base decreased mainly due to changes in consumption behaviour of customers.

Other services revenues

Other services revenues generated by other services amounted to $7,836 million in 3M24, increasing $1,067 million or 15.8% compared to 3M23. The effect generated by the restatement in current currency as of March 31 2024 included in other services revenues amounted to $625 million and $5,112 million in 3M24 and 3M23, respectively.

III

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 3M24 was mainly due to the increase in fintech services in Argentina of $1,839 million as compared to 3M23, principally due to the growth in the use of the "Personal Pay" digital wallet and the increase in the number of users, which amounted to 2.5 million and 1.0 million in 3M24 and 3M23, respectively.

Equipment

Equipment revenues amounted to $32,044 million in 3M24 (a decrease of $22,397 million or 41.1% compared to 3M23). This variation is mainly due to a 37% decrease in handsets sold compared to 3M23.

The effect generated by the restatement in current currency as of March 31, 2024 included in Equipment revenues amounts to $3,317 million and $41,246 million in 3M24 and 3M23, respectively.

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	3M24	3M23	Variation

	($ million)		$	%
Net income	675,032	110,477	564,555	n/a
Income tax (benefit) expense	210,826	(45,665)	256,491	n/a
Other financial results, net	(115,520)	(40,567)	(74,953)	184.8
Financial cost	(797,844)	(34,582)	(763,262)	n/a
(Earnings) Losses from associates and joint ventures	1,359	(1,648)	3,007	n/a
Operating loss	(26,147)	(11,985)	(14,162)	118.2
Depreciation, amortization and impairment of Fixed Assets	233,281	264,278	(30,997)	(11.7)
Adjusted EBITDA	207,134	252,293	(45,159)	(17.9)

Adjusted EBITDA amounted to $207,134 million in 3M24, representing a decrease of $45,159 million or 17.9% as compared to 3M23. Adjusted EBITDA represented 30.3% of our total consolidated revenues in both 3M24 and 3M23, respectively.

Operating costs without depreciation, amortization and impairment of Fixed Assets totaled $476,782 million in 3M24, which represents a decrease of $104,138 million or 17.9% compared to 3M23. These lower costs are mainly associated with the decrease in Employee benefit expenses and severance payments, Cost of equipment, Commissions and advertising, Taxes and fees with the Regulatory Authority, Programming and content costs, Bad debt expenses and legal claims and contingent liabilities, partially slightly offset by Fees for services, maintenance, materials and supplies and Interconnection and transmission costs. The headcount as of 3M24 totaled 21,079 employees.

Despite being in a context in which annual inflation as of March 31, 2024 amounted to 287.9%, in general costs did not increase to the same level.

The effect generated by the restatement in current currency as of March 31, 2024 included in operating cost to $63,137 million and $442,188 million in 3M24 and 3M23, respectively.

Depreciation, amortization and impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets amounted to $233,281 million in 3M24, a decrease of $30,997 million or 11.7 % compared to 3M23.

The variation is due to the effect of those assets that ended their useful life after March 31, 2023, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

IV

The effect generated by the restatement in current currency as of March 31, 2024 included in depreciation, amortization and impairment of Fixed Assets amounts to $191,019 million and $245,490 million in 3M24 and 3M23, respectively.

•	Operating loss

Operating loss amounted to $26,147 million and $11,985 million in 3M24 and 3M23, respectively. Operating loss represented (3.8)% and (1.4)% of revenues in 3M24 and 3M23, respectively.

•	Financial results, net

			Variation
	3M24	3M23	$	%
Interests on borrowings	(26,368)	(26,833)	465	(1.7)
Remeasurement in borrowings	(29,511)	10,981	(40,492)	n/a
Foreign currency exchange gains on borrowings	853,723	51,644	802,079	n/a
Borrowings renegotiation results	-	(1,210)	1,210	n/a
Total financial cost	797,844	34,582	763,262	n/a
Other foreign currency exchange gains (losses)	97,655	(3,157)	100,812	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	(23,767)	(11,047)	(12,720)	115.1
Other interests, net	5,536	4,976	560	11.3
RECPAM	52,700	62,129	(9,429)	(15.2)
Other	(16,604)	(12,334)	(4,270)	34.6
Total other financial results, net	115,520	40,567	74,953	n/a
Total financial results, net	913,364	75,149	838,215	n/a

Telecom incurred in a financial gain, net of $913,364 million in 3M24 (compared to a gain of $75,149 million in 3M23). Financial Results, net in 3M24 mainly include (i) foreign exchange gains measured in real terms of $951,378 million as a result of the U.S. Dollar appreciating 6.1% against the Argentine Peso compared to a 51.6% inflation (compared to a gain of $48,487 million in 3M23 and 18.0% devaluation of the Argentine Peso against the U.S. dollar compared to a 21.7% inflation in 3M23) and (ii) interest on borrowings, measured in real terms, of $26.368 million (compared to $26.833 million in 3M23). These effects are partially offset by (i) losses from remeasurement in borrowings of $29,511 million (compared to a gain of $10,981 million in 3M23), (ii) fair value losses on financial assets at fair value through profit or loss of $23,767 million (compared to a loss of $11,047 million in 3M23), (iii) the RECPAM, which amounted to a gain of $52,700 million (compared to a gain of $62,169 million in 3M23), and (iv) other financial results of $11,068 million (compared to $8,568 million in 3M23).

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $210,826 million in 3M24 compared to a benefit of $45,665 million in 3M23. It includes the following effects: (i) current tax expenses, Telecom’s generated $1,738 million tax expense in 3M24 (compared to an expense of $310 million in 3M23), (ii) regarding the deferred tax in 3M24, Telecom recorded a deferred tax expense of $209,088 million compared to a gain of $45,975 million in 3M23.

•	Net income

Telecom Argentina recorded a net income of $675,032 million in 3M24 as compared to a net income of $110,477 million in 3M23 and represents an 98.7% of revenues as compared to 13.3% in 3M23.

Net income attributable to controlling shareholders amounted to $672,260 million in 3M24 compared to a gain of $107,669 million in 3M23.

V

•	Financial position, net

Consolidated financial position analysis
	March 31,	December 31,
	2024	2023	Variation
Financial assets – current	457,336	421,619	35,717
Financial assets – non-current	271	663	(392)
Total financial assets	457,607	422,282	35,325

Borrowings – current	(854,148)	(854,356)	208
Borrowings – non-current	(1,591,888)	(2,372,263)	780,375
Total borrowings	(2,446,036)	(3,226,619)	780,583

Financial liabilities, net – current	(396,812)	(432,737)	35,925
Financial liabilities, net – non-current	(1,591,617)	(2,371,600)	779,983
Total financial liabilities, net	(1,988,429)	(2,804,337)	815,908

The consolidated financial position, net (that is: Cash and cash equivalents, net of funds to be paid to clients, plus Financial investments and DFI less Borrowings) is debt and amounted to $1,988,429 million as of March 31, 2024, which represents a decrease of $815,908 million compared to December 31, 2023.

•	CAPEX in PP&E and Intangible Assets and Rights of use assets additions

CAPEX and Rights of use assets additions composition 3M24 and 3M23 is as follows:

	In millions of $		Variation
	3M24	3M23	$	%
PP&E	98,191	94,403	3,788	4.0
Intangibles assets	6,477	4,014	2,463	61.4
Total CAPEX	104,668	98,417	6,251	6.4
Rights of use assets	40,804	35,506	5,298	14.9
Total CAPEX and Right of use asset additions	145,472	133,923	11,549	8.6

The main CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative Value-Added Services.

In terms of infrastructure, during 2024 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina. Our customers with access to our 4G network, according to the latest benchmark of March 31, 2024 carried out by Ookla, perceive a better service experience reaching average speeds of 38.6 Mbps, compared to 30 Mbps as of March 31,2023. On the other hand, approximately 68% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During 2024 we continued with the expansion of our 5G network and are planning to reach 200 sites in 2024.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2024	2023	2022	2021	2020
Current assets	770,327	679,178	685,935	873,958	1,129,048
Non-current assets	7,373,226	7,501,645	9,136,125	9,638,559	9,842,818
Total assets	8,143,553	8,180,823	9,822,060	10,512,517	10,971,866
Current liabilities	1,533,735	1,395,991	1,484,767	1,462,790	1,611,026
Non-current liabilities	2,633,962	2,841,273	3,104,768	3,539,845	3,480,147
Total liabilities	4,167,697	4,237,264	4,589,535	5,002,635	5,091,173
Equity attributable to the Controlling Company	3,885,937	3,864,686	5,154,846	5,417,383	5,793,329
Equity attributable non-controlling interest	89,919	78,873	77,679	92,499	87,364
Total Equity	3,975,856	3,943,559	5,232,525	5,509,882	5,880,693
Total liabilities and equity	8,143,553	8,180,823	9,822,060	10,512,517	10,971,866

VI

4.	Summary of comparative consolidated income statements

	3M24	3M23	3M22	3M21	3M20
Revenues	683,916	833,213	930,060	1,014,561	1,100,369
Operating costs	(710,063)	(845,198)	(920,099)	(948,348)	(999,283)
Operating income (loss)	(26,147)	(11,985)	9,961	66,213	101,086
Earnings (losses) from associates and joint ventures	(1,359)	1,648	950	1,005	1,610
Financial results, net	913,364	75,149	177,023	83,217	(26,720)
Income before income tax	885,858	64,812	187,934	150,435	75,976
Income tax benefit (expense)	(210,826)	45,665	221	(39,675)	(29,684)
Net income	675,032	110,477	188,155	110,760	46,292
Other comprehensive income (loss), net of tax	(103,739)	(3,483)	(13,029)	664	(21,705)
Total comprehensive income	571,293	106,994	175,126	111,424	24,587
Attributable to Controlling Company	598,958	104,663	176,279	107,766	27,337
Attributable to non-controlling interest	(27,665)	2,331	(1,153)	3,658	(2,750)

5.	Summary of comparative consolidated statements of cash flow

	3M24	3M23	3M22	3M21	3M20
Net cash flows from operating activities	171,229	206,118	291,235	338,672	282,784
Net cash flows used in investing activities	(224,218)	(237,682)	(299,800)	(169,852)	(202,825)
Net cash flows from (used in) financing activities	27,656	9,735	7,354	(32,189)	55,000
Net foreign exchange differences and RECPAM on cash and cash equivalents	(66,315)	(5,950)	(10,942)	(4,969)	(1,245)
Total cash and cash equivalents (used in) from the period	(91,648)	(27,779)	(12,153)	131,662	133,714

6.	Statistical data (in physical units in index-term)

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20
Mobile telephony services lines	23.5	22.8	22.4	21.0	21.0
Internet Access	4.1	4.1	4.2	4.2	4.1
Cable TV customers	3.3	3.4	3.5	3.5	3.5
Fixed telephony services lines (included IP)	3.1	3.2	3.3	3.4	3.3

7.	Consolidated ratios

	03.31.24	03.31.23	03.31.22	03.31.21	03.31.20
Liquidity (1)	0.50	0.49	0.46	0.60	0.70
Solvency (2)	0.95	0.93	1.14	1.10	1.16
Locked-up capital (3)	0.91	0.92	0.93	0.92	0.90

1)	Current assets/Current liabilities.
2)	Total equity/Total liabilities.
3)	Non-current assets/Total assets.

8.	Outlook

Telecom is part of a key industry for Argentina’s economic development and its regional and global projection, with a major role in creating value not only for the different verticals of the Industry 4.0 but also in people's everyday lives, and in generating the talent required for the evolution of society.

We began a new year with a change in political leadership in the National Government, amidst a complex socio-economic environment where both macro and micro-economic variables showed an unfavorable scenario, directly impacting the Company's revenues.

We believe that there will be a trend towards inflation deceleration and stability in the exchange rate, as well as regularization in the conditions for the purchase of technological equipment.

Despite the challenging context in which we operate, we continue to uphold our commitment to our customers to offer the best comprehensive ecosystem of digital services, connectivity, and entertainment, pillars upon which the digital lives of individuals and organizations rely. To bolster the economic sustainability of the business, we are concentrating our efforts on achieving an optimal balance between the necessary adjustment of our product list prices, maintaining a scheme of commercial promotions, and adapting to the demands of high competition that characterize this market.

This commitment is also reflected in our sustained dedication to fulfilling investment plans in systems and infrastructure, which enable the development of new digital services, which we believe are essential for the evolution of our customer base and the digital development of the country.

VII

In addition, the availability of a dedicated spectrum for 5G technology resulting from the bidding process that took place in October 2023, increases opportunities to expand and enhance new services, particularly those associated with B2B industry sectors.

We are prepared to embrace the exponential technological change brought by 5G, which will serve as the cornerstone for the digital transformation of industries and a competitive factor for the economy. Beyond offering a new connectivity experience for individuals and households, 5G is positioned as a major enabler of innovation and technology-based developments.

While the adoption of this technology is not yet widespread, we are supporting the deployment of 5G networks to meet the demand in areas where a higher concentration of compatible devices is identified, thus prioritizing the experience of these customers.

We seek to continue to expand infrastructure and build new 5G sites, adjusting the planning of these deployments, taking into account the intensive dollarized investments required by this new ecosystem.

With the commitment to connecting Argentinians and offering them state-of-the-art digital services, we continue to analyze the evolution of international markets in search of financing opportunities that align with our strategy, and access the local capital market and/or obtain bank loans from local entities to continue driving our investment plan.

From a regulatory perspective, on April 10, 2024, through Decree No. 302/24, the National Government repealed Decree No. 690/20, enacted in August 2020, which had declared ICT Services as essential public services and limited, among other things, free competition and the freedom to set prices. The repeal of the Decree reduces the uncertainty that the ICT Services industry has been experiencing in recent years. This first measure of the National Government towards the ICT industry generates positive expectations regarding the demands that the sector has been making, and keeps us attentive to the regulatory developments of this new stage in Argentina.

On the other hand, Telecom continues to analyze opportunities for regional positioning as leaders in digital services and in its evolution towards becoming a technology company, focusing on the development of innovative services that expand the footprint of our platform ecosystem.

Our digital transformation facilitates the evolution of the Company's operational model, incorporating technological enablers that bring innovation, such as automation processes, artificial intelligence, cloudification, and big data management, to continue scaling the digitalization of operations efficiently and swiftly. These enablers drive us to expand our footprint in new businesses supported by the digital economy, based on IoT solutions, fintech, cybersecurity, entertainment, and smart home.

In line with its purpose, the Company we seek to continue to drive the growth of the digital economy, expand talent, and accompany the evolution of various variables such as energy efficiency, which are pillars of sustainable management. Along this path, we continue to build the future and be the leading choice of our customers.

Carlos Moltini

Chairman of the Board of Directors

VIII

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q23	499.50	332.25	8.4
2Q23	687.45	390.73	7.0
3Q23	959.80	621.60	11.9
4Q23	1,752.45	773.30	10.6
1Q24	2,073.15	1,333.80	8.5

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q23	6.70	4.24	8.2
2Q23	6.72	4.71	6.5
3Q23	6.43	4.79	8.0
4Q23	8.64	4.60	11.0
1Q24	7.97	6.53	8.7

* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 20, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations